

April 2, 2015

Via E-mail
Mr. Simon Dingemans
Chief Financial Officer
GlaxoSmithKline plc
980 Great West Road
Brentford
Middlesex
TW8 9GS
United Kingdom

> **Re: GlaxoSmithKline plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 1-15170**

Dear Mr. Dingemans:

We have limited our review to only your financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Exhibit 15.2: GSK Annual Report 2014
Notes to financial statements

Note 14: Taxation, page 156

1. Please tell us why the reconciling items for differences in overseas taxation rates and the benefit of intellectual property incentives changed so significantly as a percentage of profit before tax from 2013 to 2014. In your response, please:
    - identify the significant jurisdictions contributing to the increase in the tax rate associated with overseas taxes; and

- describe patent box regimes, explain why they impact your effective tax rate so significantly in 2014, and quantify their impact on your effective tax rate by significant regime.

Note 18: Goodwill, page 160

2. In the first paragraph on page 161 you disclose that you use post-tax cash flows and post-tax discount rates when you utilize value in use in your goodwill impairment testing. Please explain to us how your use of post-tax inputs in your determination of value in use complies with paragraphs 50 and 55 of IAS 36 which requires estimates of future cash flows and the discount rate to be determined on a pre-tax basis. Please provide us proposed disclosure to be included in future periodic reports that asserts in your accounting policy note that the use of post-tax assumptions does not result in a value in use that is materially different had pre-tax assumptions been used. Also disclose the post-tax and pre-tax discount rates used.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant